                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                               (AMENDMENT NO.  )*


                               Foster Wheeler Ltd.
--------------------------------------------------------------------------------
                                (Name of Company)

                                  Common Stock
--------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                   G36535-13-9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Serena D. Moe
                                 Citigroup Inc.
                                 425 Park Avenue
                            New York, New York 10043
                                 (212) 559-1000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               November 29, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

----------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                                  SCHEDULE 13D

CUSIP No. G36535-13-9
-----------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Citigroup Global Markets Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  / /

                                                             (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                  /X/

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   See Item 5
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   See Item 5
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     See Item 5
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     BD
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. G36535-13-9
-----------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Citigroup Financial Products Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  / /

                                                             (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                  /X/

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   See Item 5
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   See Item 5
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     See Item 5
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. G36535-13-9
-----------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Citigroup Global Markets Holdings Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  / /

                                                             (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                  /X/

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   See Item 5
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   See Item 5
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     See Item 5
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. G36535-13-9
----------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Citigroup Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  / /

                                                             (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                  /X/

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   See Item 5
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   See Item 5
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     See Item 5
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND COMPANY.

The Statement on Schedule 13D relates to common stock, par value $0.01 per share (the "Common"), of Foster Wheeler Ltd. ("Foster Wheeler" or the "Company").

Foster Wheeler is a Bermuda corporation. Foster Wheeler maintains its principal executive office at Perryville Corporate Park, Clinton, NJ 08809.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This Schedule 13D is being filed by (i) Citigroup Global Markets Inc. ("CGMI") by virtue of its beneficial ownership of the Common, (ii) Citigroup Financial Products Inc. ("CFP") by virtue of its ownership of all of the outstanding common stock of CGMI, (iii) Citigroup Global Markets Holdings Inc. ("CGM Holdings") by virtue of its ownership of all of the outstanding common stock of CFP, and (iv) Citigroup Inc. ("Citigroup") by virtue of its ownership of all of the outstanding common stock of CGM Holdings and certain other subsidiaries (collectively, the "Reporting Persons" and each, a "Reporting Person").

Attached as Exhibit 99.A is information concerning each executive officer of CGMI and Citigroup. Exhibit 99.A is incorporated into and made a part of this
Schedule 13D.

(b) The address of the principal office of each of CGMI, CFP and CGM Holdings is 388 Greenwich Street New York, NY 10013. The address of the principal office of Citigroup is 399 Park Avenue, New York, NY 10043.

(c) CGMI is a registered broker-dealer. CFP is an intermediate holding company that also deals in swaps and certain OTC instruments and engages in lending. CGM Holdings is a holding company with no direct activities. Citigroup is a diversified holding company providing, through its subsidiaries, a broad range of financial services to consumer and corporate customers worldwide.

(d-e) On April 28, 2003 Salomon Smith Barney, Inc. ("SSB"), now named Citigroup Global Markets, Inc., a subsidiary of Citigroup, announced final agreements with the SEC, the National Association of Securities Dealers, the New York Stock Exchange and the New York Attorney General (as lead state among the 50 states, the District of Columbia and Puerto Rico) to resolve on a civil basis all their outstanding investigations into its research and initial public offering allocation and distribution practices.

SSB agreed to pay $300 million for retrospective relief, plus $25 million for investor education, and committed to spend $75 million to provide independent third-party research to its clients at no charge. SSB also agreed to adopt new policies and procedures to further ensure the independence of its research and address other issues identified in the course of the investigation. SSB reached these final settlement agreements without admitting or denying any wrongdoing or liability. The settlements do not establish wrongdoing or liability for purposes of any other proceeding.

Other than as described above, during the last five years, none of the Reporting Persons or, to the best of the knowledge of the Reporting Persons, any of the persons listed on Exhibit 99.A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Each of CGMI and CGM Holdings is chartered in New York. Each of CFP and Citigroup is chartered in Delaware.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

The Reporting Persons did not acquire the Common that required the filing of this Schedule 13D by purchase. As described in Item 4 below, the Reporting Persons acquired the Common (i) in connection with the exchange offer described in the registration statement filed on Form S-4 (File No. 333-107054, which incorporates the registration statement on Form S-4 (File No. 117244)) (the "Exchange") and (ii) upon the approval of certain shareholder proposals, in a shareholders' meeting held on November 29, 2004, related to the terms of the Series B Convertible Preferred Shares, $1.00 par value per share of the Company (the "Preferred"), the Foster Wheeler Class A Warrants (the "Class A Warrants") and the Foster Wheeler Class B Warrants (the "Class B Warrants") issued in connection with the Exchange.

The Common reported by Citigroup also include Common which were acquired by certain other subsidiaries of Citigroup in connection with the Exchange, as well as Common which were acquired by certain other subsidiaries of Citigroup in the ordinary course of business using funds provided by third party clients.

ITEM 4. PURPOSE OF TRANSACTION

The terms of the Exchange described below are qualified by reference to the full text of the registration statement on Form S-4, as amended from time to time (see Item 3 above), which is incorporated by reference herein. In connection with the Exchange, CGMI acquired the following proprietary positions: (i) 7,424,684 Common, (ii) 69,953 Preferred, (iii) 400 Class A Warrants and (iv) 279 Class B Warrants. In addition, Tribeca Global Management LLC ("Tribeca"), a wholly-owned subsidiary of Citigroup, acquired the following proprietary positions in connection with the Exchange: (i) 30,135 Common and (ii) 4,612 Preferred.

At the time of the Exchange, pending certain shareholder approvals described below, the Preferred were not convertible into Common; however, holders of Preferred were entitled to vote with Common as a single class, and each Preferred share was entitled to 1300 votes.

On November 29, 2004, the Company's shareholders approved a series of proposals which included (i) increasing the number of Common authorized for issuance from 160,000,000 shares to 1,475,908,957 shares, (ii) reducing the par value of the Common and Preferred from $1.00 to $0.01 per share and (iii) authorizing a 1-for-20 reverse split of the outstanding Common. As a result of these shareholder approvals, (i) each Preferred became optionally convertible into 65 Common, (ii) the Preferred ceased to have voting rights, except in limited circumstances as required under Bermuda law and the Company's by-laws and (iii) the Class A Warrants and Class B Warrants became exercisable into Common in accordance with their terms on or after September 24, 2005.

In addition, as a result of the Preferred becoming convertible, the Class A Warrants and Class B Warrants becoming exercisable into Common (on or after September 24, 2005) and after giving effect to the reverse split, as of November 29, 2004, CGMI, CFP and CGMH each beneficially owned 4,929,717 (or 44.8%) of the outstanding Common (which includes 10,844 Common beneficially owned in a fiduciary capacity on behalf of third party clients), and Citigroup beneficially owned 5,137,137 (or 45.8%) of the outstanding Common (which includes 11,109 Common beneficially owned in a fiduciary capacity on behalf of third party clients).

Depending on market conditions and other factors (including evaluation of the Company's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Persons may from time to time purchase additional securities of the Company or dispose of all or a portion of the Company's securities.

Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in Exhibit 99.A to this Schedule 13D, has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

(a) The table below summarizes the Reporting Persons' beneficial ownership of Common as of the dates indicated. The heading "Citigroup" refers to Common beneficially owned by Citigroup; the heading "Citigroup Subsidiaries" refers to Common beneficially owned by each of CGMI, CFP and CGM Holdings.


DATE                          CITIGROUP SUBSIDIARIES         CITIGROUP
----                          ----------------------         ---------
                                COMMON            %         COMMON         %
                                ------            -         ------         -

November 29, 2004            4,929,717(1)       44.8%     5,137,137(2)    45.8%
December 31, 2004            4,926,666(3)       12.2%     5,134,086(4)    12.6%


      (1) Includes (i) 375,552 Common, (ii) 4,546,945 Common issuable upon the conversion of Preferred, (iii) 674 Common issuable upon the conversion of Class A Warrants and (iv) 6,546 Common issuable upon the conversion of Class B Warrants. Excludes 207,420 Common that may be deemed to be beneficially owned by certain other subsidiaries of Citigroup, for which the Citigroup Subsidiaries disclaim beneficial ownership.

      (2) Includes (i) 4,929,717 Common directly beneficially owned by the Citigroup Subsidiaries, (ii) 207,155 Common issuable upon the conversion of Preferred held by Tribeca, and (iii) 265 Common issuable upon the conversion of Class B Warrants held by certain other Citigroup subsidiaries.

      (3) Includes (i) 4,919,204 Common, (ii) 260 Common issuable upon the conversion of Preferred, (iii) 674 Common issuable upon the conversion of Class A Warrants and (iv) 6,528 Common issuable upon the conversion of Class B Warrants. Excludes 207,420 Common that may be deemed to be beneficially owned by certain other subsidiaries of Citigroup, for which the Citigroup Subsidiaries disclaim beneficial ownership.

      (4) Includes (i) 4,926,666 Common directly beneficially owned by the Citigroup Subsidiaries, (ii) 207,155 Common issuable upon the conversion of Preferred held by Tribeca, and (iii) 265 Common issuable upon the conversion of Class B Warrants held by certain other Citigroup subsidiaries.

CFP owns all of the outstanding common stock of CGMI and, as a result, indirectly beneficially owns the Common that are beneficially owned by CGMI. CGM Holdings owns all of the outstanding common stock of CFP and, as a result, indirectly beneficially owns the Common that are beneficially owned by CFP. Citigroup owns all of the outstanding common stock of CGM Holdings and, as a result, indirectly beneficially owns the Common that are beneficially owned by CGM Holdings.

Citigroup also indirectly beneficially owns Common beneficially owned by certain other subsidiaries of Citigroup, including Tribeca. Each of CGMI, CFP and CGM Holdings disclaim beneficial ownership of the Common beneficially owned by such other Citigroup subsidiaries.

The ownership calculations in Item 5 are based upon the holdings of the Reporting Persons and the number of shares outstanding at such time as indicated below:


DATE                      COMMON OUTSTANDING             SOURCE
----                      ------------------             ------
November 29, 2004         6,452,998                      Form 8-K filed by the Company on
                                                         December 2, 2004

December 31, 2004         40,542,898                     Foster Wheeler Press Release dated
                                                         January 3, 2005

(b) With respect to the Common beneficially owned by the Reporting Persons set forth in Item 5(a) above, each Reporting Person has shared power to vote or direct the vote, and dispose or direct the disposition of, all of the Common that it beneficially owns.

(c) To the best knowledge of the Reporting Persons, the Reporting Persons have engaged in the following transactions during the period commencing 60 days prior to the date of the event requiring the filing of this Schedule 13D and ending on the date hereof (excluding transactions that may have been effected for managed accounts with funds provided by third party customers):

On each of the following dates, Tribeca sold Common in open market transactions in the amount and at the average price per share described below:


DATE                         COMMON SOLD                   AVERAGE PRICE
----                         -----------                   -------------
October 6, 2004              225,000                       $0.470
October 8, 2004              50,000                        $0.475


On each of the following dates, Tribeca sold Preferred in open market transactions in the amount and at the average price per share described below:


DATE                         PREFERRED SOLD                AVERAGE PRICE
----                         --------------                -------------
October 6, 2004              100                           $585.00
October 7, 2004              500                           $585.00
October 8, 2004              250                           $591.50

As described in Item 4 above, on November 29, 2004, the 73,140 Preferred held by the Reporting Persons became optionally convertible into 4,754,100 Common, and the 400 Class A Warrants and the 94,210 Class B Warrants became exercisable into 674 Common and 6,811 Common, respectively, on or after September 24, 2005. On December 1, 2004, CGMI converted 69,949 Preferred at a conversion rate of 1 share of Preferred for 65 Common, resulting in an acquisition of 4,546,685 Common.

Other than the foregoing transactions, and as otherwise described in Item 4, neither the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the Persons named in Exhibit 99.A, has effected a transaction in the Company's securities during the period commencing 60 days prior to the date of the event requiring the filing of this Schedule 13D and ending on the date hereof (excluding transactions that may have been effected for managed accounts with funds provided by third party customers).

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE COMPANY.

In connection with the Exchange described in Item 4 above, CGMI entered into a Registration Rights Agreement and a Lock-Up Agreement. Other than these agreements, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to the securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit      Description
-------      -----------

 1. Form of Registration Rights Agreement (incorporated by reference to Exhibit 4.21 in Post Effective Amendment No. 3 to Form S-4,
             File No. 333-107054, filed on July 26, 2004).

 2.          Form of Lock-Up Agreement (incorporated by reference to
             Exhibit 99.22 to Post Effective Amendment No. 1 to Form S-4, File
             No. 333-107054, filed on July 8, 2004).

99.A         Officers and Directors of CGMI
             and Citigroup Inc.

99.B         Joint Filing Agreement among CGMI, CFP,
             CGM Holdings and Citigroup Inc.


                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement on Schedule 13D with respect to the undersigned is true, complete and correct.

Dated: January 7, 2005


          CITIGROUP GLOBAL MARKETS INC.


          By: /s/ Serena D. Moe
          --------------------------------------
          Name: Serena D. Moe
          Title: Assistant Secretary


          CITIGROUP FINANCIAL PRODUCTS INC.


          By: /s/ Serena D. Moe
          --------------------------------------
          Name: Serena D. Moe
          Title: Assistant Secretary


          CITIGROUP GLOBAL MARKETS HOLDINGS INC.


          By: /s/ Serena D. Moe
          --------------------------------------
          Name: Serena D. Moe
          Title: Assistant Secretary


          CITIGROUP INC.


          By: /s/ Serena D. Moe
          --------------------------------------
          Name: Serena D. Moe
          Title: Assistant Secretary